UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16317

CONTANGO OIL & GAS COMPANY

(N/K/A IE L MERGER SUB LLC)

(Exact name of registrant as specified in its charter)

111 E. 5th Street, Suite 300

Fort Worth, Texas 76102

(817) 529-0059

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.04 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Contango Oil & Gas Company (the “Registrant”) merged with and into IE L Merger Sub LLC on December 7, 2021, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IE L MERGER SUB LLC
By: Crescent Energy Company, its sole member

Date: December 17, 2021	By:	/s/ Brandi Kendall
	Name:	Brandi Kendall
	Title:	Chief Financial Officer